UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES DONATIONS OF REAL ESTATE RECEIVED AS PAYMENT

Medellín, Colombia, December 09, 2014

BANCOLOMBIA S.A. (“Bancolombia”) announces that it made donations of real estate received as payment, with a total commercial value of COP $2,253,916,818.00. The donations were duly authorized at the General Shareholders Meeting and by the Board of Directors of Bancolombia. These donations will fund scholarships in Universidad de la Sabana, which will be articulated with the education programs for students of limited resources further through Fundación Bancolombia They will also contribute to the environmental strategies (ecoefficiency and biodiversity) promoted by the Colombian Scout Association (Asociación Scout de Colombia) to strengthen sustainability and community building. These donations represent tax benefits, in accordance with the terms of the current Colombian tax regulations.

Below is a list of the donated real estate properties, their value and the name of the beneficiary entities. Bancolombia does not have any commercial relationship with any of the listed beneficiaries aside from the provision of financial services.

ADDRESS	LOCATION	BENEFICIARY	VALUE IN COP
CASA - LOTE	SAN BERNARDO DEL VIENTO	ASOCIACIÓN SCOUT DE COLOMBIA	$91,005,000
LOTE - LA DIVISA	EL SANTUARIO	ASOCIACIÓN SCOUT DE COLOMBIA	$37,520,000
LOTE - LA RIVERA	EL SANTUARIO	ASOCIACIÓN SCOUT DE COLOMBIA	$64,000,000
LOTE DE TERRENO N° 2–3-10-11-12-15-16 LOS NARANJOS	JAMUNDÍ	UNIVERSIDAD DE LA SABANA	$1,436,781,300
SUITES O573-E473-E464-E463-O382-E214-E213	PALMIRA	UNIVERSIDAD DE LA SABANA	$430,166,074
LOCAL 00 - EDIFICIO ALICANTE	PASTO	UNIVERSIDAD DE LA SABANA	$194,444,444
TOTAL			COP $ 2,253,916,818.00 USD $ 978,211.56 (as of December 09/ 2014)

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: December 9, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance